

Mail Stop 4631

May 31, 2017

<u>Via E-mail</u>
Mr. Richard A. O'Leary
Executive Vice President and Chief Financial Officer
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

>   **RE: International Flavors & Fragrances Inc.**
>   **Form 10-K for the Year Ended December 31, 2016**
>   **Filed February 28, 2017**
>   **File No. 1-4858**

Dear Mr. O'Leary:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction